Exhibit 1.01

Ciena Corporation Conflict Minerals Report
For the reporting period from January 1, 2023 to December 31, 2023

This Conflict Minerals Report (this “Report”) of Ciena Corporation (“Ciena” or “we”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2023 to December 31, 2023.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as “3TG,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo and the adjoining countries of Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Overview

Business

Ciena is a network platform, software, and services company, providing solutions that enable a wide range of network operators to deploy and manage next-generation networks that deliver services to businesses and consumers. We provide hardware, software, and services that support the delivery of video, data, and voice traffic over core, metro, aggregation, and access communications networks.

Description of Products Covered by this Report

This Report relates to products: (i) for which 3TG are necessary to the functionality or production of products (“Necessary 3TG”); (ii) that were manufactured, or contracted to be manufactured, by Ciena and (iii) for which the manufacture was completed during calendar year 2023 (“Covered Products”).

Supply Chain

Ciena’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original source of the 3TG. Ciena does not purchase 3TG directly from mines, smelters or refiners. We must therefore rely on our suppliers to provide information regarding the origin of Necessary 3TG. Moreover, we believe that the smelters and refiners of 3TG are best situated to identify the country of origin of the 3TG in the supply chain, and therefore have taken steps to identify the applicable smelters and refiners of the 3TG in our supply chain.

Reasonable Country of Origin Inquiry

Ciena conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any Necessary 3TG originated in the Covered Countries or may be from recycled or scrap sources. The elements of the RCOI were: identification of relevant suppliers; data collection; and assessment to determine whether further due diligence was required.

Ciena identified relevant first-tier suppliers who supply components incorporated into Covered Products based on a review of Ciena’s cost of sale transactions reports. Using those reports, we identified 275 first-tier suppliers (the “Supplier Group”). The Supplier Group represented 100% of our total spend with suppliers of components used in Covered Products. Ciena engaged a third party, Source 44 LLC, doing business as Source Intelligence (“Source Intelligence”), to collect data from the Supplier Group. Each member of the Supplier Group was asked to complete and provide a Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “CMRT”). The CMRT includes questions regarding a supplier’s engagement with its direct suppliers and requests a listing of the smelters and refiners that are used to process the Necessary 3TG. In addition, the CMRT contains questions about supplier due diligence efforts.

Supplier responses were evaluated for plausibility, consistency, and gaps. If any quality control flags were raised, suppliers were contacted. Members of the Supplier Group that failed to respond to the CMRT received follow-up communications. Ciena achieved a CMRT response rate of 87% of the Supplier Group, representing approximately 99.51% of Ciena’s total spend with all suppliers of components used in Covered Products.

Based on its RCOI, Ciena determined that it had reason to believe that (i) some of the Necessary 3TG may have originated in the Covered Countries and (ii) such Necessary 3TG may not be from recycled or scrap sources. Accordingly, we conducted further due diligence on the source and chain of custody of the Necessary 3TG.

Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the Organisation for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (2016)” and the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Framework”). Below is a summary of the due diligence measures we undertook as they relate to the five steps of the OECD Framework:

Step 1 - Establish Strong Company Management Systems

Internal Teams. Ciena has a management team to support its 3TG compliance program that includes representatives from Ciena’s procurement department and legal department (the “Compliance Team”) and is responsible for implementing our conflict minerals policy and overseeing supply chain due diligence related to 3TG. On at least an annual basis, a summary of Ciena’s conflict minerals compliance activities is prepared by the Compliance Team and reviewed with a senior vice president, who provides a briefing to Ciena’s board of directors.

Control Systems. Ciena uses the CMRT to gather information on the chain of custody of the Necessary 3TG. Ciena is a member of RMI, a broad-based initiative aimed at developing conflict-free supply chains.

Conflict Minerals Policy. Ciena has adopted a policy on conflict minerals as stated in its Sustainability Report, which is publicly available on its website at https://www.ciena.com/about/corporate-governance. The policy states that Ciena is committed to sourcing all of the components used in its products in an ethical and environmentally responsible way and expects its suppliers to take measures with their suppliers to reasonably assure responsible sourcing throughout the supply chain. References to Ciena's website are provided for convenience only, and its contents are not incorporated by reference into this Report nor are they deemed filed with the U.S. Securities and Exchange Commission (the "SEC").

Supplier Engagement. Our supplier contract templates include obligations consistent with our policy on conflict minerals. Source Intelligence provided each member of the Supplier Group with a link to Source Intelligence’s Conflict Minerals Supplier Resource Center. The Conflict Minerals Supplier Resource Center is a website that provides information to help companies in the supply chain conduct conflict minerals due diligence and comply with the current SEC conflict minerals regulations.

Grievance Mechanism. Ciena has a grievance mechanism allowing for reporting of ethics and compliance issues, including anonymously where permitted.

Record Maintenance. Ciena has established a policy to maintain records related to 3TG due diligence for at least seven years.

Step 2 - Identify and Assess Risks in the Supply Chain

Request for Completion of CMRT from Supplier Group. We engaged a third party, Source Intelligence, to manage the process of requesting members of the Supplier Group to complete and submit the CMRT to gather information on our supply chain. The CMRT includes questions on: (i) whether any of the minerals which could potentially be classified as 3TG are intentionally added to the products manufactured by the supplier; (ii) whether any of the minerals which could potentially be classified as 3TG are necessary to the functionality or production of the products manufactured by the supplier; (iii) whether any of the smelters or refiners in the supplier’s supply chain sourced those minerals from a Covered Country; (iv) whether 100% of those minerals came from a recycler or scrap supplier; (v) whether any smelter or refiner in the supplier’s supply chain, from which the source of the minerals is unknown, is located in a Covered Country; (vi) whether the supplier had received conflict mineral information from all relevant suppliers of 3TG; and (vii) the identity of the smelters and refiners of those minerals.

Step 3 - Design and Implement a Strategy to Respond to Identified Risks

We have a risk management plan to address concerns that a supplier may be providing Ciena with products that contain 3TG sourced from the Covered Countries. If a supplier indicates that its products may contain 3TG sourced from the Covered Countries that are not from scrap or recycled sources, Ciena or Source Intelligence, on Ciena’s behalf, follows up with that supplier to gather more information. There were no instances that gave Ciena reason to believe a supplier’s 3TG financed or benefited armed groups in the Covered Countries and therefore required follow-up actions.

Step 4 – Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.

Ciena is a member of RMI. In its review of the smelters and refiners on Ciena’s behalf, Source Intelligence relies on the RMI Responsible Minerals Assurance Process ("RMAP"), the London Bullion Market Association ("LBMA") Responsible Gold Certification, and the Responsible Jewellery Council ("RJC") Chain of Custody Certification to determine which smelters and refiners are considered “conflict-free”.

Step 5 - Report on Supply Chain Due Diligence

This Report shall be filed with the SEC and is publicly available at https://media.ciena.com/documents/Conflict-Minerals-Report-2023.pdf.

Due Diligence Results

Description of facilities used to process 3TG

The CMRT distributed to the Supplier Group requests information on the smelters and refiners that such supplier and its suppliers use to supply the Necessary 3TG. In its review of the smelters and refiners identified by members of the Supplier Group, Source Intelligence relies on the following internationally accepted audit standards: the RMI RMAP, the LBMA Responsible Gold Certification, and the RJC Chain of Custody Certification.

If the smelter or refiner identified by the Supplier Group member was not certified by one of these internationally-recognized schemes, Source Intelligence attempted to contact the smelter or refiner to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the smelter or refiner uses to track the chain of custody on the source of its mineral ores. Relevant information reviewed includes: whether the smelter or refiner has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the smelter or refiner’s sourcing practices.

Ciena must rely on responses from the Supplier Group to the CMRT in order to determine the facilities used to process the Necessary 3TG. Because the Supplier Group generally does not have a direct relationship with the facilities used to process such 3TG, some suppliers in the Supplier Group responded that they were unable to provide information related to all of the smelters and refiners used at this time. Other suppliers in the Supplier Group provided information at the company level in the CMRT, which does not provide Ciena with the necessary information to tie the smelter and refiner information to the products supplied to Ciena. Accordingly, Ciena does not know as of this reporting period the facilities used to process the Necessary 3TG.

Information on country of origin of 3TG

The CMRT also requests that the Supplier Group provide Ciena with information on whether the Necessary 3TG originates from the Covered Countries. Because the Supplier Group generally does not have direct knowledge of the country of origin of its 3TG, and must rely on information from its suppliers, some suppliers in the Supplier Group responded that they were unable to provide country of origin information at this time. Other suppliers in the Supplier Group provided information at the company level in the CMRT, which does not provide Ciena with the necessary information to tie the country of origin information with the products supplied to Ciena. Accordingly, as of this reporting period Ciena is not able to determine the country of origin of the Necessary 3TG.

Efforts to determine mine or location of origin

Ciena relies on information provided in the responses from the Supplier Group to the CMRT in order to determine the country of origin of the Necessary 3TG. The Supplier Group has not provided information regarding the mine or location of origin of the Necessary 3TGand, accordingly, Ciena does not have such information.

Steps to be taken to mitigate risk

We intend to take the following steps to improve our due diligence measures and to further mitigate the risk that Necessary 3TG benefit armed groups in the Covered Countries:

•Continue to engage with suppliers to obtain current, accurate and complete information about the supply chain;
•Monitor and encourage the continuing development and progress of traceability measures of the suppliers within the Supplier Group that indicated that the source of 3TG was unknown or not determined;
•Continue to include obligations in Ciena’s new supplier contracts consistent with our policy on conflict minerals;
•Continue to engage in industry initiatives promoting conflict-free supply chains; and
•Continue to review and refine the list of members of the Supplier Group to facilitate additional focus on those suppliers currently supplying components likely to introduce 3TG into Ciena’s supply chain.

Cautionary Statement about Forward-Looking Statements

Certain statements in this Report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “can,” “should,” “could,” “expects,” “future,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “projects,” “targets,” or “continue” or the negative of those words and other similar words or expressions can be used to identify these forward-looking statements. Examples of forward- looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.